UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                   FORM 10-QSB
                      FOR QUARTER ENDED: SEPTEMBER 30, 2003

          Pursuant to Section 13 or 15(d) of the Securities Act of 1934

                                NOVEMBER 13, 2003
                        (Date of earliest event reported)


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                           COMMISSION FILE NO. 0-17462


                              INSTAPAY SYSTEMS INC.
                     (Name of Small Business in its Charter)



             UTAH                                                 87-0404991
(State or other jurisdiction of                                 (IRS Employer
 Incorporation or organization)                                Identification
No.)

                       98 Shoreline Way, Hampton, GA 30228
                    (Address of principal executive offices)



        Registrant's telephone number including area code: (770) 471-4944
                            Fax Number (770) 471-5686

                                    PART III
                                   NARRATIVE.

Instapay Systems, Inc. requests the additional 5 day extension in order to properly prepare and review the Form 10-QSB prior to filing. The form 10-QSB for quarter ended September 30,2003 could not be filed within the prescribed period because the Company was unable to complete information critical to filing a timely and accurate report on the internal financial aspects of the company.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person/(s) to contact in regard to this notification.

    Harry Hargens, Pres/CEO                          (770) 471-4944
    R.B.Harris, Director                             (909) 938-7917


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? (X) Yes ( ) No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
( ) Yes  (X) No


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

November 13, 2003                                INSTAPAY SYSTEMS, INC.
                                                 (Registrant)

By:  /s/ Harry Hargens                           /s/ Aubrye A. Harris
     ------------------------                    -----------------------
         Harry Hargens                               Aubrye A. Harris
         President/ CEO/Director                     Director

     /s/ Frank De Santis                         /s/ Song Liping
     ------------------------                    -----------------------
         Frank De Santis                             Song Liping
         Director                                    Director

     /s/ R. B. Harris                            /s/ Greg Lewis
     ------------------------                    -----------------------
         R.B.Harris                                  Greg Lewis
         Director                                    Director

     /s/ Tom Tesmer
     ------------------------
         Tom Tesmer
         Director